

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 15, 2007

Via U.S. Mail and Facsimile to (412) 434-2134

Mr. William H. Hernandez
Senior Vice President, Finance
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

> **RE: PPG Industries, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 16, 2006**
> **File No. 1-1687**

Dear Mr. Hernandez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant